UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Kabushiki Kaisha TMS Entertainment

(Name of Subject Company)
TMS Entertainment, Ltd.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Sega Sammy Holdings Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable

(CUSIP Number of Class of Securities (if applicable))
Hideki Okamura
President
TMS Entertainment, Ltd.
Sumitomo Fudosan Nishi-Shinjuku Bldg 28F
7-20-1 Nishi-Shinjuku, Shinjuku-ku
Tokyo 160-0023
Japan
+81-3-5332-8021

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Teruhito Tanno
General Affairs, Legal & Compliance
Department Administration Division
Sega Sammy Holdings Inc.
Shiodome Sumitomo Building 21F
1-9-2 Higashi Shimbashi, Minato-ku
Tokyo 105-0021
Japan
+81-3-6215-9955	Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 33F 6-1, Roppongi 1-Chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Exhibit I-1: Press release of Sega Sammy Holdings Inc., Sammy NetWorks Co., Ltd., Sega Toys Co., Ltd. and TMS Entertainment, Ltd. entitled “Notice Concerning Exchange of Shares to Convert Sammy NetWorks Co., Ltd., SEGA TOYS CO., LTD. and TMS ENTERTAINMENT, LTD. into Wholly Owned Subsidiaries of SEGA SAMMY HOLDINGS INC.,” dated August 27, 2010.
Item 2. Informational Legends
Included in Exhibit I-1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Exhibit II-1: Extraordinary Report of TMS Entertainment, Ltd. dated August 27, 2010.

(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on August 30, 2010.

(2)	Not applicable.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hajime Satomi

(Signature)

Hajime Satomi
Chairman of the Board and
Chief Executive Officer,
Sega Sammy Holdings Inc.

(Name and Title)

August 30, 2010

(Date)

3